NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES REPORTS

SECOND QUARTER 2012 RESULTS

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Annual Distribution to be Increased 8% to $1.17

All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, July 23, 2012 – Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC), a Canadian REIT (Real Estate Investment Trust), today announced that net income for the three months ended June 30, 2012 was $134.4 million or $1.44 per unit, compared to $47.5 million or $0.51 per unit during the same period in 2011. Included in net income was a fair value gain of $100 million, compared to $15 million during the same period in 2011. The current IFRS value increased to $30.55 from $29.38 at the end of the prior quarter.

Funds from operations (“FFO”) for the three months ended June 30, 2012, was $34.1 million or $0.37 per unit, compared with $32.5 million or $0.35 per unit during the same period in 2011. Adjusted funds from operations (“AFFO”) was $26.3 million or $0.28 per unit for the three months ended June 30, 2012, compared to $23.9 million or $0.26 per unit during the same period in 2011.

Commercial property net operating income for the three months ended June 30, 2012 was $66.8 million, compared with $58.8 million during the same period in 2011.

HIGHLIGHTS OF THE SECOND QUARTER

Continuing its pro-active leasing strategy in the second quarter of 2012, Brookfield Canada Office Properties leased 233,000 square feet of space during the quarter.

The Trust’s occupancy rate finished the quarter at 97.0%, up 80 basis points from year-end 2011 and up 20 basis points from prior quarter. This rate compares favourably with the Canadian national average of 92.9%.

Leasing highlights include:

Toronto – 169,000 square feet

•	An average six-year, 24,000-square-foot renewal and expansion with Harry Rosen at First Canadian Place
•	A 10-year, 23,000-square-foot new lease with Duff & Phelps at Bay Adelaide Centre West Tower
•	An average three-year, 20,000-square-foot renewal and expansion with Vision Critical Communication at Hudson’s Bay Centre

Calgary – 42,000 square feet

•	A seven-year, 23,000-square-foot extension with Enbridge at Fifth Avenue Place

Vancouver – 22,000 square feet

•	A three-year, 18,000-square-foot renewal with Fluor Canada Ltd. at Royal Centre

Refinanced debt at Royal Centre, Vancouver for $150 million. After repayment of the previous mortgage, the Trust generated net proceeds of $39 million. The new financing has a three-year term with a fixed interest rate of 3.325% per annum.

Extended the $10 million debt at 151 Yonge St., Toronto, subsequent to the second quarter, for a two-year period to July 2014 at a rate of bankers’ acceptance plus 170 basis points.

Achieved LEED Gold certification at HSBC Building in Toronto, the Trust’s fourth LEED Gold certified property.

OUTLOOK

“Brookfield Canada Office Properties had a strong first half of 2012, achieving operational milestones and an uptick in occupancy,” said Jan Sucharda, president and chief executive officer. “We are particularly proud of the stabilization of Bay Adelaide Centre West at 95% leased, our two recent LEED certifications, and the nearing completion of our First Canadian Place refurbishment project.”

DISTRIBUTION INCREASE

The Board of Trustees of Brookfield Canada Office Properties has declared an 8% increase to the yearly distribution per trust unit from $1.08 to $1.17, effective with the distribution payable on October 15, 2012 to holders of trust units of record at the close of business on September 28, 2012. Distribution payment on trust units is reviewed quarterly by the Trustees to assess the appropriateness of the distribution in light of changes to reported cash-flow.

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Net Operating Income, FFO and AFFO

This press release and accompanying financial information make reference to net operating income, funds from operations (“FFO”) and adjusted funds from operations (“AFFO”) on a total and per unit basis. Net operating income is defined by us as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). FFO is defined by us as net income prior to one-time transaction costs, fair value gains (losses), and certain other non-cash items if any. AFFO is defined by us as FFO net of normalized second-generation leasing commissions and tenant improvements, normalized sustaining capital expenditures and straight-line rental income. The Trust uses net operating income, FFO and AFFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is typically a measure used to asses an entity’s ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release. Net operating income, FFO and AFFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Distribution Declaration

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.09 per Trust unit payable on September 14, 2012 to holders of Trust Units of record at the close of business on August 31, 2012. Unitholders resident in Canada will receive payment in Canadian dollars and unitholders resident in the United States will receive their distributions in U.S. dollars at the exchange rate on the record date, unless they elect otherwise.

Forward-Looking Statements

This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect management’s current beliefs and are based on assumptions and information currently available to the management of Brookfield Canada Office Properties. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “forecast”, “outlook”, “potential”, “continue”, “should”, “likely”, or the negative of these terms or other comparable terminology. Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Trust to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the Trust cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the Trust’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly adopted accounting principles on the Trust's accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the Trust with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Canada Office Properties – Risk Factors” and in the Trust’s most recent Interim Report under the heading “Management’s Discussion and Analysis.” The Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Supplemental Information

Investors, analysts and other interested parties can access the Trust’s Supplemental Information Package at www.brookfieldcanadareit.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 28 premier office properties totaling 20.7 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver. Landmark assets include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Director, Investor Relations and Communications

Tel: 416.359.8593; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEETS

(Cdn Millions)	June 30, 2012	December 31, 2011

Assets
Investment properties	$4,887.2	$4,637.9
Tenant and other receivables	17.2	17.5
Other assets	8.0	7.2
Cash and cash equivalents	49.0	35.5
	$4,961.4	$4,698.1

Liabilities
Commercial property and corporate debt	$2,001.9	$1,980.3
Accounts payable and other liabilities	111.8	106.9

Equity
Unitholders’ equity	785.3	718.8
Non-controlling interest(1)	2,062.4	1,892.1
	$4,961.4	$4,698.1

(1)Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENTS OF INCOME

(Cdn Millions, except per unit amounts)	Three months ended		Six months ended
	6/30/12	6/30/11	6/30/12	6/30/11
Commercial property operations
Revenue	$124.0	$109.7	$249.2	$217.0
Operating expenses	57.2	50.9	116.4	101.6
	66.8	58.8	132.8	115.4
Investment and other income	¾	0.1	¾	0.5
	66.8	58.9	132.8	115.9
Expenses
Interest	27.5	22.3	55.0	44.1
General and administrative	5.2	4.1	10.2	7.9
Income before fair value gains	34.1	32.5	67.6	63.9
Fair value gains	100.3	15.0	219.2	23.9
Net income and comprehensive income	$134.4	$47.5	$286.8	$87.8
Net income and comprehensive income attributable to:
Unitholders	$37.6	$13.3	$80.3	$24.6
Non-controlling interest	96.8	34.2	206.5	63.2
	$134.4	$47.5	$286.8	$87.8
Weighted average Trust units outstanding	26.1	26.1	26.1	26.1
Net income per Trust unit	$1.44	$0.51	$3.08	$0.94

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Cdn Millions, except per Unit amounts)	Three months ended		Six months ended
	6/30/12	6/30/11	6/30/12	6/30/11
Net income	$134.4	$47.5	$286.8	$87.8
Add (deduct):
Fair value gains	(100.3)	(15.0)	(219.2)	(23.9)
Funds from operations	$34.1	$32.5	$67.6	$63.9
Funds from operations – unitholders	9.6	9.1	19.0	17.9
Funds from operations – non-controlling interest	24.5	23.4	48.6	46.0
	$34.1	$32.5	$67.6	$63.9
Weighted average Trust units outstanding	26.1	26.1	26.1	26.1
Funds from operations per Trust unit	$0.37	$0.35	$0.73	$0.69

RECONCILIATION OF Funds from Operations TO ADJUSTED FUNDS FROM OPERATIONS

(Cdn Millions, except per unit amounts)	Three months ended		Six months ended
	6/30/12	6/30/11	6/30/12	6/30/11
Funds from operations	$34.1	$32.5	$67.6	$63.9
Add (deduct):
Straight-line rental income	(1.9)	(3.9)	(3.8)	(8.2)
Normalized 2nd generation leasing commissions and tenant improvements(1)	(4.5)	(3.8)	(9.0)	(7.6)
Normalized sustaining capital expenditures(1)	(1.4)	(0.9)	(2.8)	(1.8)
Adjusted funds from operations	$26.3	$23.9	$52.0	$46.3
Adjusted funds from operations – unitholders	7.4	6.7	14.6	13.0
Adjusted funds from operations – non-controlling interest	18.9	17.2	37.4	33.3
	$26.3	$23.9	$52.0	$46.3
Weighted average Trust units outstanding	26.1	26.1	26.1	26.1
Adjusted funds from operations per Trust unit	$0.28	$0.26	$0.56	$0.50

(1) As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Sustaining capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.